Exhibit 99.4

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries plc
ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Russell Langtry CHENU
Date of last notice	21 September 2015

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	Three separate events • 16 September 2016 • 19 September 2016 • 20 September 2016
No. of securities held prior to change	93,712 ordinary shares/CUFS registered in the name of the Director.
Class	Ordinary shares/CUFS
Number acquired

3,941 ordinary shares/CUFS following vesting of Relative Total Shareholder Return Restricted Stock Units (Relative TSR RSUs) on 16 September 2016.

12,552 ordinary shares/CUFS following vesting of Relative TSR RSUs) on 19 September 2016.

+ See chapter 19 for defined terms.

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Change of Director’s Interest Notice

Number disposed	1,120 ordinary shares/CUFS sold on 16 September 2016. 1,204 ordinary shares/CUFS sold on 19 September 2016. 2,363 ordinary shares/CUFS sold on 20 September 2016.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

•      Vesting of Relative TSR RSUs on 16 September 2016 – Nil;

•      Vesting of Relative TSR RSUs on 19 September 2016 – Nil;

•      Sale of ordinary shares/CUFS issued pursuant to vesting Relative TSR RSUs on 16 September 2016 – $23,314.26.

•      Sale of ordinary shares/CUFS issued pursuant to vesting Relative TSR RSUs on 19 September 2016 – $24,954.34.

•      Sale of ordinary shares/CUFS issued pursuant to vesting Relative TSR RSUs on 19 September 2016 – $49,056.12.

No. of securities held after change	Current relevant interest is: • 105,518 ordinary shares/CUFS registered in the name of the Director.

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Five separate events:

•      3,941 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 16 September 2016.

•      12,552 ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs on 19 September 2016.

•      The on-market sale of ordinary shares/CUFS issued pursuant to vesting of Relative TSR RSUs as follows:

-     1,120 on 16 September 2016;

-     1,204 on 19 September 2016; and

-     2,363 on 20 September 2016

o      The disposal of the shares is required to fund (i) US State and Federal withholding tax obligations (which are payable on vesting of RSUs) and (ii) sale costs.

o      Following the sale, the shareholding of the Director is currently more than 150% of his Board-approved shareholding guideline.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Two separate events • 16 September 2016 – Vesting of RSUs • 19 September 2016 – Vesting and cancellation of RSUs

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	32,306 Relative TSR RSUs
Interest acquired	Not applicable
Interest disposed

3,941 Relative TSR RSUs vested on 16 September 2016.

12,552 Relative TSR RSUs vested on 19 September 2016.

15,813 Relative TSR RSUs were cancelled on 19 September 2016 as the performance conditions for vesting were not met.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No cash consideration was paid to exercise the RSUs.
Interest after change	Nil

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable
If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms.

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